Exhibit 99.1

Gold Royalty Announces Agreement to Acquire Vares Copper Stream

Vancouver, British Columbia – May 28, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into a binding purchase and sale agreement (the “PSA”) with OMF Fund III (Cr) Ltd., an entity managed by Orion Mine Finance Management LP (“Orion”) to acquire a copper stream (the “Stream”) on the Vares Silver Project (“Vares”), operated by a subsidiary of Adriatic Metals plc (“Adriatic”) located in Bosnia and Herzegovina (the “Transaction”).

Under the terms of the PSA, Gold Royalty will pay consideration to Orion of US$50 million to acquire the Stream at closing of the Transaction, consisting of US$45 million payable in cash and US$5 million to be satisfied by the issuance of 2,906,977 Gold Royalty shares.

Transaction Highlights:

●	Materially accretive to Gold Royalty’s cash flow

○	The Vares Stream applies to 100% of copper production from the mining area over the Rupice deposit. The Stream has associated ongoing payments equal to 30% of the LME spot copper price, with the effective payable copper fixed at 24.5%.
○	First concentrate production at Vares occurred in February 2024 with commercial production expected in the fourth quarter of 2024.
○	Adriatic has provided production guidance of 240-300 kt of ore mined from Vares with copper grades of 0.5-0.6% in 2024. Adriatic forecasts 750-850 kt and 800-900 kt of ore mined in 2025 and 2026 respectively at grades of 0.5-0.7% Cu.
○	Gold Royalty expects to potentially further benefit from copper prices currently near all time highs.

●	High-quality asset with exploration and expansion upside

○	Adriatic’s most recent guidance is targeting a mine life of 18 years with an attractive operating cost profile.
○	Mine plan is built upon the high-grade polymetallic Rupice deposit with copper expected to comprise only 2% of the life of mine revenue.
○	Studies are underway to increase annual production rates to 1 million tonnes of ore per year by 2026.
○	Adriatic has stated that the project remains open for further exploration within the existing Vares concessions.

●	Aligning with a strong and proven operating team

○	Adriatic’s operating team is highly experienced.
○	Recent initiatives have improved productivity levels and advanced development supporting Adriatic’s disclosed guidance of commercial production in the fourth quarter of 2024.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “With this acquisition we are adding another high-quality, long-life asset to our portfolio which we expect will meaningfully increase our revenue and cash flow on a per share basis. Vares not only provides significant near-term cash flow, but also provides potential upside through exploration and mine expansion. We welcome Orion as a strategic shareholder and look forward to further enhancing our relationship with a leading private equity firm with an exceptional track record in the global mining sector. Finally, while the Gold Royalty portfolio is still predominantly precious metals focussed, the Company expects to benefit from record copper prices through the additional copper exposure that comes with the Vares Stream.”

Overview of the Vares Silver Project

The Vares Silver Project consists of 41 km2 of concession area, which is centered around the town of Vares. The town is located in the Vares municipality in Bosnia and Herzegovina and is a 50-minute drive from Sarajevo, the capital of Bosnia and Herzegovina. The Vares Operation is one of the largest investments in Bosnia and Herzegovina, bringing significant economic and social benefits to the country. The Stream applies to certain areas of Vares, including the Rupice area of the project. All mineral reserves and resources within the current Vares mine plan are from the Rupice deposit and are subject to the Stream (refer to Table 2 and Table 3).

Vares is a polymetallic project with the majority of expected production to be silver and zinc, in addition to smaller components of lead, gold, copper, and antimony. Current development and near-term production are expected from the Rupice underground mine.

The Vares Processing Plant has a nominal capacity of 800,000 tonnes per annum, and applies three-stage crushing, grinding, flotation and filtration to produce two saleable concentrates: silver-lead and zinc concentrates are expected to be transported via rail to the Port of Ploče for shipment to smelters. The silver-lead concentrate contains payable silver, lead, zinc, copper and gold. The zinc concentrate contains payable zinc, silver, and gold. Both the Rupice Mine and Vares Processing Plant have been designed and constructed using the latest technology from the leading manufacturers in the industry, whilst adhering to the highest levels of health and safety.

On January 24, 2024, Adriatic announced its maiden production guidance for 2024, 2025 and 2026 following an updated reserve announcement in December 2023. The guidance is based on successful extension and exploration drilling, mine optimization work and advancing higher grade development at Rupice and Rupice Northwest. Such guidance consisted of the 2024 ramp-up and future life of mine averages:

Table 1 – Adriatic Production Guidance for the Vares Silver Project

	2024	2025	2026	2027-2040 (average)
Ore Mined (kt)	240-300	750-850	800-900	800-900
Zinc (%)	4.5-5.9	5.8-7.8	6.1-8.1	4.6-6.1
Silver (g/t)	261-348	259-345	211-281	160-214
Lead (%)	3.2-4.2	3.6-4.9	3.5-4.7	2.9-3.9
Copper (%)	0.5-0.6	0.5-0.7	0.5-0.7	0.4-0.5
Gold (g/t)	2.1-2.8	2.4-3.2	2.1-2.8	1.2-1.6

Table 2 – Rupice Deposit Mineral Reserves (as announced on December 20, 2023)

Classification	Tonnes (Mt)	Grades						Contained Metal
		Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Sb (%)	Ag (Moz)	Zn (kt)	Pb (kt)	Au (koz)	Cu (kt)	Sb (kt)
Proved	-	-	-	-	-	-	-	-	-	-	-	-	-
Probable	13.8	187	5.2	3.3	1.4	0.5	0.2	83	723	457	640	64	24

Mineral Reserves Notes:

●	The Mineral Reserve has been prepared by Adriatic reported in accordance with the requirements of ASX Listing Rule 5.8 and the JORC Code and is not a current mineral resource estimate prepared under SK-1300.
●	For the mineral reserves, metal prices of US$23.00/oz Ag, US$2,450/t Zn, US$2,280/t Pb, US$8,335/t Cu, US$1,912/oz Au and US$11,525/t Sb were used.
●	A mining cost of US$35/t was used for the cost model, all other costs remained as per the previous definitive feasibility study disclosed by Adriatic;
●	As there was no measured mineral resource, no proven ore reserves were estimated.
●	During the stope optimization process, a maximum of 5% inferred material is allowed to be included in individual stope shapes;
●	Overall, less than 1% of the Ore Reserve is in the inferred category;
●	Any inferred material was given a zero grade;
●	No stoping had taken place at the cut-off date of this report and while development stockpiling has commenced, volumes are not sufficient for any reasonable grade reconciliation to commence;
●	The estimated reserves were reported on a 100% basis; and
●	A cut-off is applied using a net smelter return of US$68/t ore.

Table 3 – Rupice Deposit Mineral Resource Estimate (as announced on July 27, 2023)

Classification	Tonnes (Mt)	Grades							Contained Metal
		Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Sb (%)	BaSO4 (%)	Ag (Moz)	Zn (kt)	Pb (kt)	Au (koz)	Cu (kt)	Sb (kt)	BaSO4 (kt)
Indicated	18.3	168	4.6	2.9	1.3	0.4	0.2	30	98.6	844	535	74	81	36	5,426
Inferred	2.8	75	2.4	1.6	0.5	0.2	0.1	13	6.8	69	46	47	7	4	353

Mineral Resource Estimate Notes:

●	The Mineral Resource Estimate has been prepared by Adriatic reported in accordance with the requirements of ASX Listing Rule 5.8 and the JORC Code and is not a current mineral resource estimate prepared under SK-1300.
●	A cut-off grade of 50 g/t silver equivalent was applied.
●	Silver equivalent (AgEq) –was calculated using conversion factors of 31.1 for Zn, 24.88 for Pb, 80.0 for Au, 1.87 for BaSO4, 80.87 for Cu, 80.87 for Sb, and recoveries of 90% for all elements. Metal prices used were US$2,500/t for Zn, US$2,000/t for Pb, US$150/t for BaSO4, US$2,000/oz for Au, US$25/oz for Ag, US$6,500/t for Sb and US$6,500 for Cu.
●	The applied formula was: AgEq = Ag(g/t) x 90% + 31.1 x Zn(%) x 90% + 24.88 x Pb(%) * 90% + 1.87 x BaSO4% x 90% + 80 x Au(g/t) x 90% + 80.87 x Sb(%) x 90% + 80.87 x Cu(%) x 90%
●	Adriatic disclosed that it was the opinion that all elements and products included in the metal equivalent formula have a reasonable potential to be recovered and sold.
●	Metallurgical recoveries of 90% have been applied in the metal equivalent formula based on recent and ongoing test work results.
●	A bulk density (BD) was calculated for each model cell based on its domain, using regression formulas. For the Main zone: BD = 2.66612 + BaSO4 x 0.01832 + Pb x 0.03655 - Zn x 0.02206 + Cu x 0.09279 for the barite high-grade domain, BD = 2.72748 + BaSO4 x 0.02116 + Pb * 0.04472 + Zn x 0.01643 - Cu x 0.08299 for the barite low-grade domain; and for the NW zone: BD = 2.92581 + BaSO4 x 0.01509 + Pb x 0.04377 - Zn x 0.02123 + Cu x 0.10089 for the barite high-grade domain, BD = 2.74383 + BaSO4 x 0.01731 + Pb x 0.04573 + Zn x 0.02023 - Cu x 0.06041 for the barite low-grade-domain (the barite domains were interpreted using 30% BaSO4 cut-off).
●	Rows and columns may not add up due to rounding.

For further information regarding the Vares Project and the above estimates and guidance, please refer to Adriatic’s company announcements dated January 24, 2024, December 20, 2023, July 27, 2023, August 19, 2021, available under its profile at www.sedarplus.ca.

Transaction Funding

The Company expects to fund the acquisition by means of its announced equity offering and borrowings under its revolving credit facility. Gold Royalty has entered into an amendment to its credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility by US$5 million in connection with the Transaction. As amended, the expanded credit facility will consist of a US$30 million secured revolving credit facility with an accordion feature providing for an additional US$5 million of availability subject to certain conditions. Such amendment is subject to, among other things, closing of the Transaction and the satisfaction of customary conditions.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

Except where otherwise stated, the disclosure in this press release relating to the Vares Project has been derived from the disclosures of Adriatic identified herein and other public information disclosed by it. Such information has not been independently verified by the Company. Specifically, Gold Royalty has limited, if any, access to the property subject to the royalty. Although Gold Royalty does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the Adriatic under the 2012 Edition of the Australasian Code for Reporting of Exploration Results, which differs from the requirements under NI 43-101 and those of the U.S. Securities and Exchange Commission, including under subpart 1300 of Regulation S-K under the Securities Exchange Act of 1934 (“SK 1300”). Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information prepared by entities under NI 43-101 or SK 1300.

In addition, the disclosure herein includes information regarding resource and reserve estimates and other exploration information prepared and disclosed by Adriatic, which has been included by the Company pursuant to Item 1304 of SK1300 as such information was prepared and disclosed by Adriatic prior to the Company’s acquisition of an interest in Vareš. The Company is not treating such information as a current estimate of mineral resources or mineral reserves under SK1300 and notes that a qualified person of the Company has not done sufficient work to classify the estimate as such under SK1300.

Forward-Looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding the Company’s expected acquisition of the Stream and the anticipated benefits of the Transaction, the disclosed expectations, plans, strategies and expectations disclosed by the operator of the Vares Project, including its production guidance and expected production milestones for the project, the proposed amendments to the Company’s revolving credit facility and the completion of the announced equity offering. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including that the conditions to the Offering and the SPA will be satisfied in a timely manner, the amendments to the Company’s revolving credit facility will be completed as expected, the announced equity offering of the Company will be completed as contemplated and that the operator of the Vares Project will achieve its disclosed expected timelines and milestones at the project, future growth and acquisitions and the parties’ ability to identify and complete investment opportunities. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, including the possibility that the Transaction does not close when expected, or at all, because conditions to closing are not satisfied on a timely basis, possibility that the announced equity offering does not close when expected, or at all, because conditions to closing are not satisfied on a timely basis, or at all, any inability to amend the Company’s revolving credit facility as expected, volatility in the price of gold or copper, risks related to the operator of the Vares Project, including operational risks associated with mine development and operation, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties of such project, the influence of macroeconomic developments and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.